

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 5, 2007

Mr. Bernard Briskin
Chief Executive Officer
Arden Group, Inc.
9595 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re:** **Arden Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2006**
> **Filed March 13, 2007**
> **File No. 0-09904**

Dear Mr. Brisken:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

1.   With a view towards enhancing your disclosure, please consider revising your
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations ("MD&A") to provide a more thoughtful, qualitative discussion
        regarding the quality of, and potential variability of your earnings and cash flows
        so that readers can ascertain the likelihood that past performance is indicative of
        future performance. Please consider the following specific revisions:

        •   Consider starting your MD&A with an executive-level overview section that
            provides context for the remainder of the discussion.

        •   Identify and discuss key performance indicators that are used to manage the
            business and would be material to investors.

        •   Identify and disclose known trends, events, demands, commitments and
            uncertainties that are reasonably likely to have a material effect on cash flows,
            liquidity, financial condition and operating performance.

        •   Expand your discussion of the changes in financial statement line items to
            indicate whether the changes represent trends expected to continue into the
            future.

        Refer to SEC Release 33-8350 and Item 303(a) of Regulation S-K.

Financial Statements, page 43

Notes to Consolidated Financial Statements, page 53

1. Summary of Significant Accounting Policies, page 53

4. Inventories, page 63

2.   We note your disclosure that "The LIFO effect on net income was a decrease of
        approximately $335,000, $227,000 and $221,000 in 2006, 2006 and 2004,
        respectively." We assume LIFO effect represents the amount you record at period
        end to present your inventory on a LIFO basis in accordance with your
        accounting policy from the amount that your internal accounting system reports.
        If our understanding is correct, we would expect this disclosure to be removed in
        future filings unless a compelling argument for inclusion is provided. To the
        extent these amounts are material to cost of sales and your results of operations,

please discuss the changes in MD&A. If our understanding is incorrect, please explain what LIFO effect represents and why these amounts are disclosed.

11. Retirement Plans, page 68

3.   We note you refined the assumptions and underlying data, including payout term, related to an agreement with a key executive officer that provides for post-employment compensation during his lifetime, upon termination of employment. We further note that this refinement resulted in income of approximately $536,000 in 2006. Please tell us the assumptions and underlying data used to calculate this liability and specifically, which items were refined during 2006 and why.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

        Sincerely,

        William Choi
        Branch Chief